FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notice of AGM Notice of Annual General Meeting 2024 and Shareholders’ Circular

This document is important and requires your immediate attention If you are in any doubt about the contents of this document or what action you should take, you should immediately consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares, you should send this document and the related documents (except any personalised form of proxy, if applicable) to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. This document is a Shareholders’ Circular incorporating the formal Notice of Annual General Meeting (AGM) of AstraZeneca PLC (the Company) to be held on Thursday 11 April 2024, sent on behalf of the Board of Directors (the Board) of the Company and is to be read in conjunction with the documents listed below concerning your shareholding in the Company: A. Proxy Form and Joining Instructions Card for the AGM; or B. for shareholders who hold their shares in the AstraZeneca Nominee Service, a Voting Form and Joining Instructions Card; or C. shareholders who have registered to receive shareholder communications electronically should instead refer to their Voting Instruction Card or the email they have received notifying them of the publication of the Shareholders’ Circular, both of which, alongside the General Notes on pages 10 to 12 of this document, contain instructions to register electronically. If you consider documentation to be missing, or incorrect, please contact the registrar using the instructions set out on the back page of this Notice of AGM.

Letter from the Chair 2 Notice of Annual General Meeting 2024 4 and Shareholders’ circular Explanatory notes to the Resolutions 7 General Notes 10 Joining instructions 13 Appendix - Directors’ biographies 16 How do I access the online platform on the day? Digitally-enabled AGM This year’s AGM will be a digitally-enabled meeting and broadcast live. As we are moving to a digitally-enabled AGM, content and presentation will be optimised for that format. Shareholders are encouraged to participate in the AGM via the online platform. For further information on the digitally-enabled AGM, see the Letter from the Chair from page 2 and the General Notes from page 10 of this Notice of AGM. Accessing the online platform The online platform can be accessed using most well-known internet browsers such as Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. Logging in Go to https://web.lumiagm.com/157465049 where you will then be prompted to enter your Shareholder Reference Number (SRN) and PIN. These can be found printed on your Notice of Availability, Voting Card or Proxy Card sent to you by post or electronically. Full joining instructions can be found on pages 13 to 15 of this Notice of AGM. Key timings 8 March 2024 Notice of AGM published. Voting opens for ordinary shareholders. Shareholders are able to register questions in advance on the website, www.astrazeneca.com/agm 8 April 2024 Deadline for the receipt of electronic voting instructions and/or voting form for shares held in the AstraZeneca Corporate Sponsored Nominee. 9 April 2024 Deadline for votes to be submitted electronically via the Equiniti Shareview website 14:30 (BST), via CREST 14:30 (BST) or for receipt of paper proxy forms. Proxies must be validly appointed by 14:30 (BST). Deadline for submitting questions in advance of the AGM. 11 April 2024 13:30 (BST) Online platform opens. Questions can be submitted via the online platform. 14:30 (BST) AGM begins. Voting via the online platform will open when the Chair declares the poll open. 15:30 (BST) approx. AGM closes. The results of the poll will be released once collated. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 1 Contents

Dear Shareholder On behalf of the Board, I am pleased to invite you to AstraZeneca’s 2024 AGM which will be held on Thursday 11 April 2024 at 14:30 (BST). At the AGM, Pascal Soriot, our Chief Executive Officer, will update you on the progress of the business in 2023. The AGM will also include a question and answer session before we conduct the formal business of the meeting. Digitally-enabled AGM This year’s AGM will be a digitally-enabled meeting and broadcast live. The Board therefore looks forward to you joining us at the AGM via the online platform, which can be found at: https://web.lumiagm.com/157465049. Digitally-enabled AGMs are optimised for online participation. They are intended to be accessible and engaging, allowing the Company’s geographically diverse shareholder base to participate in the meeting and engage with the Board. With the majority of underlying share ownership being located outside the UK, the digitally-enabled AGM provides an opportunity for non-UK based shareholders, including holders of the Company’s American Depositary Shares and Nasdaq Stockholm listed shares, to participate in the meeting. The rights of shareholders to vote and to participate in the digitally-enabled AGM remain the same. As we are moving to a digitally-enabled AGM this year, I would like to emphasise that the content and presentation will be optimised for that format. Management and Board members will take part in the AGM electronically and will not be available to meet shareholders. Shareholders who still want to attend in person will be invited to connect online to the meeting and offered support in doing so. I encourage shareholders to join the AGM via the online platform, and to ask questions and vote, so that the Board can continue to strengthen its engagement with you. A step-by-step guide on how to join the meeting electronically via the online platform can be found on pages 13 to 15. Details of how to submit questions, and how to vote, either in advance or during the meeting, can be found in the General Notes from page 10. Board of Directors I am pleased to note that, since the last AGM, we welcomed Anna Manz as a new Non-Executive Director of the Board on 1 September 2023. Anna brings extensive cross-sector business skills and knowledge to the Board, having held international roles in North America and Asia Pacific and served as an executive and non-executive director in large, listed companies. Anna’s significant financial and strategic leadership experience, including in areas such as risk, treasury and accounting, will enable her to contribute fully to the work of our Audit Committee, which she has also joined with effect from 1 September 2023. For further details on Anna’s and the other Directors’ experience, skills and expertise, please see pages 16 and 17. At the AGM, as usual and in accordance with the Company’s Articles of Association, all Directors will stand for election or re-election, as applicable, as part of the ordinary business of the meeting. Full details are set out in the Resolutions in the Notice of AGM from page 4. Voting Shareholders will still be able to vote as they have in previous years and are encouraged to vote either in advance from the date of this Notice of AGM, or on the day, via the online platform. Details of all of the voting options available to shareholders are set out in the General Notes section of this Notice of AGM, from page 10. Registration of shareholder questions The Board values questions from shareholders and it is important to us that we have the opportunity to hear from you, our shareholders. Shareholders will be able to ask questions of the Board in advance of the AGM or during the meeting. Full details on how to ask questions, either in advance or during the meeting, are set out in the General Notes section of this Notice of AGM, from page 10. “I encourage shareholders to join the AGM via the online platform, and to ask questions and vote, so that the Board can continue to strengthen its engagement with you.” 2 Notice of Annual General Meeting 2024 and Shareholders’ Circular Letter from the Chair

Business of the meeting The business to be conducted at the AGM is summarised below: 1. To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2023 2. To confirm the 2023 interim dividends 3. To re-appoint PricewaterhouseCoopers LLP as Auditor 4. To authorise the Directors to agree the remuneration of the Auditor 5. To elect or re-elect the following Directors: (a) Michel Demaré (b) Pascal Soriot (c) Aradhana Sarin (d) Philip Broadley (e) Euan Ashley (f) Deborah DiSanzo (g) Diana Layfield (h) Anna Manz (i) Sheri McCoy (j) Tony Mok (k) Nazneen Rahman (l) Andreas Rummelt (m) Marcus Wallenberg 6. To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2023 7. To approve the Directors’ Remuneration Policy 8. To approve amendments to the AstraZeneca Performance Share Plan 2020 9. To authorise limited political donations 10. To authorise the Directors to allot shares 11. To authorise the Directors to disapply pre-emption rights 12. To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments 13. To authorise the Company to purchase its own shares 14. To reduce the notice period for general meetings Resolutions 11 to 14 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions. Yours faithfully, Michel Demaré Chair of the Board 14 February 2024 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 3

Notice is given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on the Lumi online platform and at the broadcast venue, the Kia Oval, Kennington, London, SE11 5SS, on Thursday 11 April 2024 at 14:30 (BST) for the purposes set out below. For the reasons set out in this document, shareholders are encouraged to participate in the AGM electronically via the online platform by logging on to https://web.lumiagm.com/157465049. Details on how to participate in the AGM can be found in the Joining instructions from page 13. Resolutions 11 to 14 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. Ordinary resolutions Resolution 1 To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2023. See notes on page 7 Resolution 2 To confirm the first interim dividend of US$0.93 (71.8 pence, SEK 9.64) per ordinary share and to confirm, as the final dividend for 2023, the second interim dividend of US$1.97 (156.0 pence, SEK 20.65) per ordinary share. See notes on page 7 Resolution 3 To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company. See notes on page 7 Resolution 4 To authorise the Directors to agree the remuneration of the Auditor. See notes on page 7 Resolution 5 To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions: A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for election or re-election. (a) Michel Demaré (b) Pascal Soriot (c) Aradhana Sarin (d) Philip Broadley (e) Euan Ashley (f) Deborah DiSanzo (g) Diana Layfield (h) Anna Manz (i) Sheri McCoy (j) Tony Mok (k) Nazneen Rahman (l) Andreas Rummelt (m) Marcus Wallenberg See notes on page 7 and the Directors’ biographies from page 16, which include the Directors’ ages. Resolution 6 To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2023, as set out on pages 102 to 126 of the Annual Report, in accordance with section 439 of the Companies Act 2006. See notes on page 7 Resolution 7 To approve the Directors’ Remuneration Policy, as set out on pages 127 to 138 of the Annual Report, in accordance with section 439A of the Companies Act 2006, to take effect from 11 April 2024. See notes on page 7 Resolution 8 To approve the amendments to the rules of the AstraZeneca Performance Share Plan 2020 as described in the Explanatory notes to the Resolutions from page 8. See notes on page 8 Resolution 9 That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to: (a) make donations to political parties and/or independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. This authority shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution. See notes on page 8 4 Notice of Annual General Meeting 2024 and Shareholders’ Circular Notice of Annual General Meeting 2024 and Shareholders’ Circular

Resolution 10 That: (a) the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to: (i) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company: (A) up to an aggregate nominal amount of US$129,170,514; and (B) comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$258,341,028 (including within such limit the nominal value of any shares allotted or in respect of which rights are granted under paragraph (A) above) in connection with an offer: (I) to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (II) to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 11 July 2025); and (ii) make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired; (b) subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and (c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made. See notes on page 8 Special resolutions Resolution 11 That subject to the passing of Resolution 10, as set out in the Notice of AGM of the Company convened for 11 April 2024, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 10 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 11 July 2025), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; (b) shall be limited to: (i) the allotment of equity securities in connection with an offer of equity securities: (A) to the holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (B) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter arising in connection with such offer; (ii) in the case of the authority granted under Resolution 10(a)(i)(A) the allotment of equity securities otherwise than pursuant to paragraph (b)(i) above and paragraph (b)(iii) below up to an aggregate nominal amount of US$38,755,029; and (iii) when any allotment of equity securities is or has been made pursuant to paragraph (b)(ii) above (a paragraph 11(b)(ii) allotment), the allotment of additional equity securities (also pursuant to the authority given under Resolution 10(a)(i)(A)) up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph 11(b)(ii) allotment, provided that any allotment pursuant to this paragraph (b)(iii) is for the purposes of a follow-on offer determined by the Directors to be of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice of AGM; and (c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this Resolution the words ‘pursuant to the authority conferred by Resolution 10 in this Notice of AGM’ were omitted. See notes from page 8 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 5

Resolution 12 That subject to the passing of Resolution 10, as set out in the Notice of AGM of the Company convened for 11 April 2024, and in addition to any power given to them pursuant to Resolution 11 in the Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 10 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed (or, if earlier, at the close of business on 11 July 2025), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; (b) in the case of the authority granted under Resolution 10(a)(i)(A) shall be limited to: (i) the allotment of equity securities (otherwise than pursuant to paragraph (b)(ii) below) up to an aggregate nominal amount of US$38,755,029, provided that the allotment is for the purposes of financing (or refinancing, if the power is used within 12 months of the original transaction) a transaction which the Directors determine to be an acquisition or specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice of AGM; and (ii) when any allotment of equity securities is or has been made pursuant to paragraph (b)(i) above (a paragraph 12(b)(i) allotment), the allotment of equity securities up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph 12(b)(i) allotment, provided that any allotment pursuant to this paragraph (b)(ii) is for the purposes of a follow-on offer determined by the Directors to be of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice of AGM; and (c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 10 in the Notice of AGM’ were omitted. See notes from page 8 Resolution 13 That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that: (a) the maximum number of ordinary shares which may be purchased is 155,020,119; (b) the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and (c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange trading service SETS. This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2025 or, if earlier, at the close of business on 11 July 2025 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry). See notes on page 9 Resolution 14 That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. See notes on page 9 By order of the Board: A C N Kemp Company Secretary AstraZeneca PLC Registered in England No. 2723534 Registered Office: 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 14 February 2024 6 Notice of Annual General Meeting 2024 and Shareholders’ Circular Notice of Annual General Meeting 2024 and Shareholders’ Circular continued

Resolutions 6–7: Directors’ Remuneration Report and Directors’ Remuneration Policy The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chair of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2023 (the 2023 Remuneration Report). The Statement and the 2023 Remuneration Report can be found on pages 102 to 126 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2023 Remuneration Report. The 2023 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2023. The vote on the Statement and the 2023 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed. The purpose of Resolution 7, which is proposed as an ordinary resolution, is to invite shareholders to approve the Directors’ Remuneration Policy (the Policy). The vote on the Policy is a binding vote. If Resolution 7 is passed, the Policy shall take effect from the date of the AGM (the Effective Date), meaning that from the Effective Date the Company may not make a remuneration payment or a payment for loss of office to a person who is, is to be, or has been a Director of the Company unless the payment is consistent with the Policy, or has been otherwise approved by shareholder resolution. If the Policy is not approved for any reason, the Company will, if and to the extent permitted by the Companies Act 2006, continue to make payments to Directors in accordance with the existing Policy and will seek shareholder approval for a further revised Policy as soon as is practicable. If approved by shareholders, the Policy will be subject to a binding shareholder vote by ordinary resolution in a further three years, except in the event that a change to the Policy is proposed or the advisory vote on the Statement and the Annual Report on Remuneration is not passed in any year subsequent to the approval of the Policy. The substantive differences between the Policy approved by shareholders at the 2021 Annual General Meeting and the proposed Policy are: > Increasing the maximum opportunity under the annual bonus from 250% to 300% of base pay. > Any shares awarded under the Deferred Bonus Plan will now ordinarily be retained in the event of a resignation of an Executive Director and vest at the end of the relevant deferral period, with the Remuneration Committee retaining its discretion to lapse awards on resignation should it deem it necessary to do so. > Increasing the maximum opportunity under the Performance Share Plan from 650% to 850% of base pay. As set out in the Statement, the minimum shareholding requirement for Executive Directors will increase to align with their maximum variable pay opportunity, which will continue for two years post termination of employment. The Policy is set out on pages 127 to 138 of the Annual Report and the Remuneration Committee’s considerations when developing the Policy, including details of engagement with major shareholders, are described within the Statement from page 102. Both the Remuneration Committee and the Board are satisfied that our remuneration practices are aligned to the delivery of the Company’s strategy and promote long-term sustainable value creation for shareholders. Resolutions 1–2: Accounts and Dividend The purpose of these resolutions, which are proposed as ordinary resolutions, is: > To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2023. > To confirm the first interim dividend of US$0.93 (71.8 pence, SEK 9.64) per ordinary share and to confirm, as the final dividend for 2023, the second interim dividend of US$1.97 (156.0 pence, SEK 20.65) per ordinary share. Resolutions 3–4: Re-appointment of Auditor and Authority to agree the remuneration of the Auditor The purpose of these resolutions, which are proposed as ordinary resolutions, is: > To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid. > To authorise the Directors to agree the remuneration of the Auditor. Resolution 5: Election and re-election of Directors At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting themself for election or re-election by ordinary resolution are set out in the Notice of AGM and Shareholders’ Circular from page 16. Anna Manz joined the Board as a Non-Executive Director of the Company with effect from 1 September 2023 and will stand for election by shareholders for the first time at the AGM. The Board has considered the independence of the Non-Executive Directors who served during 2023 and all those standing for election or re-election at the AGM under the 2018 UK Corporate Governance Code (the Code). The Chair, Michel Demaré, met the independence criteria prescribed in the Code upon his appointment as Chair. In accordance with the Code, it is not considered appropriate to repeat the test following appointment as Chair. The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their character or judgement. During the Board’s annual evaluation of its performance and that of its Committees and individual Directors in 2023, the Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 7 Explanatory notes to the Resolutions

Explanatory notes to the Resolutions *continued*

Resolution 8: Amendment to the AstraZeneca Performance Share Plan 2020

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to approve an amendment to the AstraZeneca Performance Share Plan 2020 (PSP) which was originally approved by shareholders at the 2020 AGM, with further amendments approved by shareholders at the 2021 Annual General Meeting.

A copy of the PSP that reflects the proposed amendment is available for inspection, as noted on page 12 of this Notice of AGM. The amendment ensures:

> The maximum number of the Company's shares which may be put under an award in respect of any employee will be increased from such number as has a total market value equal to 650% of that employee's base pay to such number as has a total market value equal to 850% of that employee's base pay or, in the case of an Executive Director, such limit as is set out in the shareholder approved Remuneration Policy from time to time, as further set out in the revised Remuneration Policy on pages 127 to 138 of the Annual Report and in the notes to Resolutions 6-7 in this Notice.

The Remuneration Committee's rationale for increasing the maximum opportunity for a PSP award is set out in detail in the Directors' Remuneration Report from page 102 of the Annual Report.

Resolution 9: Political donations

The purpose of Resolution 9, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act).

It is the Company's policy to not make such political donations or incur such political expenditure. The Company is not intending to alter this policy. However, the definitions of political donations and political expenditure under the Act are very broad. Some of the Company's activities may therefore fall within the definitions of the Act. Without the necessary authorisation, the Company's ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in Resolution 9 is necessary to allow it and its subsidiaries to fund activities which are in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 9, will be disclosed in next year's Annual Report.

Resolution 10: Allotment of new shares

The purpose of Resolution 10, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company's Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders. The Directors' authority will only be valid until the conclusion of the Annual General Meeting in 2025 or the close of business on 11 July 2025, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company's obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Directors intend to seek renewal of this authority annually.

> Paragraph (a)(i)(A) of Resolution 10 would authorise the Directors to allot (or grant rights to subscribe for, or convert any security into) shares in the Company up to a maximum nominal amount of US$129,170,514. This amount represents 33.33% of the Company's total issued ordinary share capital as at 13 February 2024 (being the last practicable date prior to publication of this Notice of AGM).

> Paragraph (a)(i)(B) of Resolution 10 would authorise the Directors to allot shares and grant rights to subscribe for, or convert any security into, shares, up to an aggregate nominal amount of US$258,341,028 (less any shares allotted pursuant to paragraph (a)(i)(A) of Resolution 10) in connection with a pre-emptive offer to existing shareholders (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the offer cannot be made due to legal and practical problems). This amount represents 66.66% of the Company's total issued ordinary share capital as at 13 February 2024. This is in accordance with the latest guidelines published by the Investment Association.

At 13 February 2024, no shares in the Company were held as treasury shares.

For information, during 2023, the Directors used equivalent authorities granted at previous Annual General Meetings for the purposes of fulfilling the Company's obligations under its various share plans. The number of shares allotted during 2023 and the percentage of the Company's share capital they represented at 31 December 2023 are shown in the following table.

Share allotments during 2023

	Ordinary shares allotted during 2023	% of issued share capital at 31 Dec 2023
AstraZeneca Savings Related Share Option Plan[1]	272,436	0.02%
AstraZeneca All-Employee Share Plan[2]	90,160	0.01%
Total number of shares allotted in 2023	**362,596**	**0.03%**

1 HM Revenue & Customs-approved UK Save As You Earn Scheme.
2 HM Revenue & Customs-approved UK Share Incentive Plan.

Resolutions 11–12: Pre-emption rights

The purpose of Resolutions 11 and 12, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 10) to allot shares of the Company and to sell treasury shares for cash without first offering them to existing shareholders in proportion to their existing holdings.

If the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into, shares, or sell treasury shares, for cash (unless pursuant to an employees' share scheme), they must first offer them to existing shareholders in proportion to their holdings. This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first given a limited waiver of their pre-emption rights. Resolutions 11 and 12 ask shareholders to grant this limited waiver.

Resolution 11 contains a three-part waiver:

> The first part (at paragraph (b)(i) of Resolution 11) is limited to the allotment of shares for cash on a pre-emptive basis to allow the Directors to make appropriate exclusions and other arrangements to resolve legal or practical problems which, for example, might arise in relation to overseas shareholders.

> The second part (at paragraph (b)(ii) of Resolution 11) is limited to the allotment of shares for cash up to an aggregate nominal value of US$38,755,029 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents approximately 10% of the Company's total issued ordinary share capital as at 13 February 2024 (being the last practicable date prior to publication of this Notice of AGM).

8 Notice of Annual General Meeting 2024 and Shareholders' Circular

> The third part (at paragraph (b)(iii) of Resolution 11) applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the second waiver contained at paragraph (b)(ii) of Resolution 11. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the second waiver. The follow-on offer must be determined by the Directors to be of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles. The Directors confirm that they will follow the shareholder protections in Part 2B and the expected features of a follow-on offer in paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles. The waiver granted by Resolution 12 is in addition to the waiver granted by Resolution 11 and itself has two parts: > The first part (at paragraph (b)(i) of Resolution 12) is limited to the allotment of shares for cash up to an aggregate nominal value of US$38,755,029 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents a further 10% (approximately) of the Company’s total issued ordinary share capital as at 13 February 2024 (being the last practicable date prior to publication of this Notice of AGM). The first part of the waiver may only be used for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within 12 months of the original transaction) a transaction that the Directors determine to be an acquisition or capital investment of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles. > The second part of the waiver (at paragraph (b)(ii) of Resolution 12) applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the first part of the waiver. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the first waiver contained at paragraph (b)(i) of Resolution 12. The follow-on offer must be determined by the Directors to be of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles. The Directors confirm that they will follow the shareholder protections in Part 2B and the expected features of a follow-on offer in paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles. If the resolutions are passed, the waivers granted under Resolutions 11 and 12 will expire at the conclusion of the Annual General Meeting in 2025 or, if earlier, the close of business on 11 July 2025. The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business. Resolution 13: Purchase of own shares by the Company The purpose of Resolution 13, which is proposed as a special resolution, is to renew the Company’s authority to make market purchases of its own shares, as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 155,020,119 (representing less than 10% of the issued share capital of the Company at 13 February 2024) and sets minimum and maximum prices. No shares were repurchased during 2023 and the Board has no intention of repurchasing shares in 2024. The authority sought under Resolution 13 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled. The authority being sought under Resolution 13 would permit any shares so purchased either to be cancelled or held as treasury shares. To maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made. At 13 February 2024, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,173,685 representing 0.08% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.10% of the issued share capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought). This authority will only be valid until the conclusion of the Annual General Meeting in 2025 or the close of business on 11 July 2025, whichever is earlier. Resolution 14: Notice period for general meetings The purpose of Resolution 14, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increased the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice. The Company would like to preserve its ability to call general meetings on 14 clear days’ notice. The flexibility offered by Resolution 14 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 9

Members’ right to ask questions Any member participating in the meeting has the right to ask questions. The Company must answer any question relating to the business being dealt with at the meeting but no answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. Registration of shareholder questions We encourage shareholders to register any questions they may have for the Board in advance of the digitally-enabled AGM so that all views are heard even if a shareholder is unable to participate on the day. Shareholders can register questions in advance until 17:00 (BST) 9 April 2024 at: www.astrazeneca.com/agm. You are still welcome to ask a question at the digitally-enabled AGM via the online platform irrespective of whether you have registered your question in advance. However, by registering your question in advance, you will help the Board to provide you with a comprehensive answer. If you are unable, or do not wish to participate in the AGM on the day, you may also choose to receive a written response to your question or have it put to the Board during the meeting. Full details of how to ask a question via the online platform during the meeting are set out from page 13. Please endeavour to keep your questions concise and relevant to the business of the AGM. Where we receive a number of questions covering the same topic, we may group these to address as many of your queries as possible. Additionally, we may remove supporting statements or paraphrase questions to ensure they are clear and concise. Entitlement to participate and vote Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 18:30 (BST) on 9 April 2024 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 18:30 (BST) two days prior to any adjourned meeting, are entitled to participate or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 18:30 (BST) on 9 April 2024, or if this meeting is adjourned, in the register of members after 18:30 (BST) two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to participate or vote at the AGM. Voting at the AGM All shareholders are encouraged to vote either in advance or on the day. You will be able to vote in one of three ways for each of the resolutions: ‘For’, ‘Against’ or ‘Vote Withheld’. Please note that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of votes ‘For’ and ‘Against’ each resolution. If you are a holder of shares listed on the Stockholm Nasdaq or of American Depositary Shares, you should follow the instructions set out in the specific documentation sent to you. If you hold via the AstraZeneca Sponsored Nominee, you should follow the instructions set out separately on page 11. If you hold shares through another nominee or brokerage account, you should follow the relevant voting instructions that have been provided to you. Voting before the meeting If you are a registered member of the Company, there are several ways to submit your voting instructions before the meeting, which are available from the publication date of this Notice of AGM: (1) Equiniti’s Shareview website; (2) appointment of proxies through CREST; or (3) by completing and returning a paper proxy form. Votes submitted electronically via Equiniti’s Shareview website, or via CREST, (options 1 and 2 above) should be registered by no later than 14:30 (BST) on 9 April 2024. After then, you will no longer be able to submit your proxy vote via Equiniti’s Shareview website or CREST. Paper proxy votes (option 3 above) must be received by no later than 9 April 2024. If you are voting by paper proxy, you are strongly encouraged to appoint the Chair of the AGM as your proxy. This means the Chair of the AGM will be able to vote on the day on your behalf, in accordance with your instructions. Paper proxy forms are available from Equiniti on request; you can call our shareholder helpline on +44 (0) 800 389 1580, or use any of Equiniti’s alternative contact details listed on the back page. Any shareholder that votes in advance of the meeting, in accordance with the voting instructions set out in this Notice of AGM, will have their votes cast at the meeting as per the instructions provided. Voting on the day Voting on the day will be available via the online platform once the Chair declares the poll open. It will remain open until the Chair closes voting at the end of the meeting. Holders of American Depositary Shares and holders of shares registered on Nasdaq Stockholm that have voted in advance will not be able to vote via the online platform. They will still be able to participate in, and ask questions during, the digitally-enabled meeting. Poll voting All resolutions will be put to a poll vote. This means that a shareholder has one vote for every share held and the votes of all shareholders who submit a proxy form in advance of the meeting are counted, even if the shareholder does not participate in the meeting. Entitlement to appoint proxies A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of their rights to participate and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. A member may only appoint a proxy by: > Going to the Shareview website, www.shareview.co.uk. > If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted. > Completing and returning the form(s) of proxy accompanying this Notice of AGM. If an individual is appointed as a proxy to participate and to speak at the digitally-enabled AGM, the individual(s) appointed will be provided with a Shareholder Reference Number (SRN) and PIN. This will allow them to participate in the digitally-enabled AGM via the online platform. The registered member should ensure they share the joining instructions with their appointed proxy. You may not use any email address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated. Deadline for receipt of proxy form To be effective, the proxy form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 14:30 (BST) on 9 April 2024, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. 10 Notice of Annual General Meeting 2024 and Shareholders’ Circular General Notes

Appointment of proxies through Sharevote and Shareview websites Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form or Voting Instruction Card). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites. Appointment of proxies through CREST CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Holders of ordinary shares in the AstraZeneca Nominee Service Holders of ordinary shares in the AstraZeneca Nominee Service may vote in advance via the Sharevote website (www.sharevote.co.uk), or, for holders that have registered with Equiniti Registrars’ online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on each of the websites. Alternatively, holders can sign and return the Voting Form, in accordance with the instructions included on the Voting Form. The deadline for the receipt of the electronic voting instructions and/or Voting Form is 14:30 (BST) on 8 April 2024, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting. Holders of ordinary shares in other nominee services Holders of ordinary shares in a nominee account or brokerage account may participate in the digitally-enabled AGM if they are appointed as a proxy by the registered shareholder. The holder should contact their nominee account provider to make arrangements for a proxy appointment or letter of representation to be completed. Duly appointed proxies and corporate representatives must contact the Company’s registrar who will provide details on how to access the AGM. Please contact Equiniti by emailing: hybrid.help@equiniti.com. Mailboxes are monitored 09:00 to 17:00 (BST) Monday to Friday (excluding public holidays in England and Wales). To ensure a proxy is able to participate, you should provide the required documentation no later than 14:30 (BST) on 9 April 2024. Please contact your nominee account provider in the first instance to make arrangements. EquatePlus account Individuals who hold their shares through EquatePlus managed by the Nominee of the Plan may direct the Nominee to vote on their behalf by lodging their instruction online in accordance with the voting instructions received by email. Holders of American Depositary Shares Registered holders of the Company’s American Depositary Shares (ADSs) evidenced by American Depositary Receipts will receive a separate meeting notice and meeting guide, which includes instructions on how to vote and participate in the digitally-enabled AGM. ADS holders should follow the voting instructions set out in the notice documents sent to them. As with prior years, ADS holders are encouraged to vote in advance of the AGM through the Depositary. Where ADS holders have submitted voting instructions in advance, it will not be possible to vote, or change previously submitted voting instructions, during the meeting via the online platform. Any ADS registered holder wishing to vote at the AGM should not submit voting instructions in advance. Voting in advance will not prevent registered ADS holders from participating in the AGM via the online platform. Beneficial owners who hold ADSs in a street name should contact their bank, broker or nominee for information on how to vote their ADSs in advance. Holders of shares listed on Nasdaq Stockholm Holders of shares listed on Nasdaq Stockholm (Nasdaq Stockholm Holders) should follow the joining instructions set out in this Notice of AGM and the separate documents sent to them. Nasdaq Stockholm Holders will be able to ask questions of the Board via the online platform by following the instructions set out in the relevant documents. Nasdaq Stockholm Holders should follow the voting instructions set out in the documents sent to them and are encouraged to vote in advance of the AGM. Where Nasdaq Stockholm Holders have submitted voting instructions in advance, it will not be possible to vote, or change previously submitted voting instructions, during the meeting via the online platform. Any Nasdaq Stockholm Holder wishing to vote at the AGM should not submit voting instructions in advance. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 11

Appointment of corporate representatives Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares: > If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way. > In other cases, the power is treated as not exercised. Nominated Persons Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between them and the shareholder by whom they were nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company. Voting results The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com, as soon as reasonably practicable following the conclusion of the AGM. Members’ requests under section 527 of the Companies Act 2006 Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website. Documents available for inspection The following may be inspected during business hours at the Company’s registered office and at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate, London, EC2P 2SR until the conclusion of the AGM: (1) A statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries. (2) The Annual Report and Form 20-F Information 2023. (3) The proposed Policy, which will be put to shareholders for approval at the 2024 AGM. (4) A copy of the rules of the AstraZeneca Performance Share Plan 2020, including amendments proposed for approval under Resolution 8. On the day of the AGM, the above will also be available for inspection on the online platform. Copies of this Shareholders’ Circular and the rules of the AstraZeneca Performance Share Plan 2020 will be available for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism from the date of publication of this Notice of AGM and Shareholders’ Circular. Total voting rights At 13 February 2024 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,550,201,191 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 13 February 2024 were 1,550,201,191. Security The Board encourages shareholders to participate in the AGM online, as the content and presentation will be optimised for that format. Shareholders who still want to attend in person will be invited to connect online to the meeting and offered support in doing so. We may choose to implement a range of security measures, based on a thorough assessment of potential risks. Any shareholder who attends the broadcast venue will be subject to having their bags or briefcases searched. Please note that any bags larger than a briefcase or handbag will be required to be left outside the broadcast venue. For the safety and security of others who may be at the broadcast venue, photography and filming will not be permitted. Language The digitally-enabled AGM will be broadcast in English. Updated information Updates to certain items of information in the Company’s Annual Report and Form 20-F Information 2023 are provided below to provide more up-to-date figures following the publication of the Annual Report: > On 13 February 2024, the proportion of ordinary shares represented by American Depositary Receipts was 18.7% of the ordinary share capital of the Company in issue on that date. > On 13 February 2024, there were options outstanding to subscribe over 1,173,685 ordinary shares of the Company, with subscription prices in the range of 3597-9064 pence (weighted average subscription price 7811 pence) and normal expiry dates from 2023-2029. > In the period between 31 December 2023 and 13 February 2024, being the last practicable date prior to the publication of this Notice of AGM, there were no transactions in the Company’s shares by Directors of the Company. 12 Notice of Annual General Meeting 2024 and Shareholders’ Circular General Notes continued

Accessing the meeting electronically Visit https://web.lumiagm.com/157465049 on your smartphone, tablet or computer. You will then be required to enter your: > Shareholder Reference Number (SRN) > PIN (the first two and the last two digits of your SRN) Access will be available one hour prior to the start of the meeting. If you experience any difficulties, please contact Equiniti by emailing hybrid.help@equiniti.com stating your full name and postcode. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. An active internet connection is required at all times to participate in the meeting. If you are a duly appointed proxy or corporate representative, you must contact the Company’s registrar, Equiniti, who will provide you with details on how to access the AGM, including your unique SRN and PIN. Please contact Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the AGM, contact should be made at least 24 hours prior to the AGM. Home page and broadcast Once logged in, you will see the home page which contains instructions for using the platform. At the commencement of the meeting, the live broadcast of the proceedings will be available on the right-hand side of your device. Click play on the broadcast, ensure that your device is unmuted and the volume is turned up. Voting Once the Chair has formally opened voting, the list of resolutions will automatically appear on your screen. Select the option that corresponds with how you wish to vote. Once you have selected your vote, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received; there is no submit button. To vote on all resolutions displayed select the ‘Vote All’ option at the top of the screen. To change your vote, reselect your choice. To cancel your vote, select the ‘Cancel’ button. You will be able to do this at any time whilst the poll remains open and before the Chair announces its closure. Questions Written questions can be submitted by selecting the messaging icon from the navigation bar and typing your question into the ‘Ask a question’ box. Click the arrow icon to submit the question. Copies of questions you have submitted can be viewed by selecting ‘My Messages’. Virtual microphone If you would like to ask your question verbally, press the ‘Request to speak’ button at the bottom of the broadcast window. If you are watching the broadcast in full screen mode, this button is found at the top of the window. Follow the on-screen instructions to join the queue. Documents Meeting documentation can be found within the Documents’ tab in the navigation bar. Documents can be read within the platform or downloaded to your device in pdf format. Appointed proxies and corporate representatives If you plan to participate in the meeting as a proxy or corporate representative, please contact our registrar Equiniti by emailing hybrid.help@equiniti.com. Your unique SRN and PIN, which is required to access the meeting, will be provided once a valid proxy appointment or letter of representation has been received. To avoid delay accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (BST) Monday to Friday (excluding public holidays in England & Wales). AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 13 Joining instructions

1 To join the online platform: Go to: https://web.lumiagm.com/157465049 There you will be prompted to enter your Shareholder Reference Number (SRN) and PIN, both of which can be found on your Voting Card or Proxy Card. If you do not have your SRN please contact Equiniti by emailing hybrid.help@equiniti.com quoting your full name and address. When successfully authenticated, shareholders will be taken to the home page. 2 The meeting presentation will begin at the start of the AGM, when the Broadcast Panel will automatically appear at the side of the screen. You can expand and minimise the screen by pressing the Broadcast box at the top of the page. 3 When the Chair declares the poll open, a list of all resolutions and voting choices will appear on your device. Scroll through the list to view all resolutions. Meeting ID: 157-465-049 2 3 1 14 Notice of Annual General Meeting 2024 and Shareholders’ Circular Joining instructions continued Joining instructions

Voting on each resolution individually For each resolution, select the choice corresponding with the way in which you wish to vote. When selected, a confirmation message will appear. To change your mind, simply press the correct choice which will override your previous selection. To cancel your vote, press ‘Cancel’. Voting on the resolutions collectively You can vote for all resolutions at the same time by clicking on the ‘Vote All’ direction button at the top of the page. You will still be able to change your mind on individual resolutions if using this feature. Asking a question If you would like to ask a question, select the messaging option in the navigation bar at the top of the page. Type your message within the chat box at the top of the messaging screen. Click the send button to submit. To ask a question verbally, press the ‘Request to Speak’ button and follow the on-screen instructions. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 15 Joining instructions continued

(a) Michel Demaré (67) Non-Executive Chair of the Board (September 2019*) Committee membership: Member of the Nomination and Governance Committee and the Remuneration Committee. Skills and experience: Michel was previously Vice-Chairman of UBS Group AG (2010-2019), Chairman of Syngenta and Syngenta Foundation for Sustainable Agriculture (2013-2017) and Chairman of SwissHoldings (2013-2015). Between 2005 and 2013, Michel was CFO of ABB Ltd and interim CEO during 2008. He joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to that, he spent 18 years at The Dow Chemical Company, serving as CFO of Dow’s Global Polyolefins and Elastomers division between 1997 and 2002. Other appointments: Michel is a Non-Executive Director of Vodafone Group plc and Louis Dreyfus Int’l Holding BV and Chairman of IMD Business School. (b) Pascal Soriot (64) Executive Director and CEO (October 2012*) Skills and experience: Pascal brings a passion for science and medicine, significant experience in established and emerging markets, strength of strategic thinking and execution, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as COO of Roche’s pharmaceuticals division and, prior to that, as CEO of Genentech. Pascal has worked in senior management roles in several major companies around the world. He is a Doctor of Veterinary Medicine and holds an MBA from HEC Paris. In 2022, Pascal received a knighthood for services to life sciences and leadership in the global response to the COVID-19 pandemic. Other appointments: Pascal is on the Board of Sustainable Markets Initiative Limited. (c) Aradhana Sarin (49) Executive Director and CFO (August 2021*) Skills and experience: Before joining AstraZeneca, Aradhana was CFO for Alexion, responsible for driving strategic growth, financial performance and business development. She brings operational experience in biopharma, plus more than 20 years of professional experience at global financial institutions and extensive knowledge of global healthcare systems. This includes tenures at Citi Global Banking, UBS, and JP Morgan. Aradhana trained as a medical doctor in India and spent two years practising in both India and Africa. She completed her medical training at the University of Delhi and received her MBA from Stanford Business School. Other appointments: Aradhana is on the Board of Governors of the American Red Cross and an independent director of Anheuser-Busch InBev. (d) Philip Broadley (63) Senior independent Non-Executive Director (April 2017*) Committee membership: Chair of the Audit Committee and member of the Remuneration Committee and Nomination and Governance Committee. Skills and experience: Philip was previously Group Finance Director of Prudential and Old Mutual. He has served as chairman of the 100 Group of Finance Directors and as a member of the Takeover Panel. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Philip graduated in Philosophy, Politics and Economics from the University of Oxford, where he is a St Edmund Fellow, and holds an MSc in Behavioural Science from LSE. Other appointments: Philip serves as a Non-Executive Director of Legal & General and Non-Executive Director of Lancashire Holdings where he will assume the role of Chair following its 2024 AGM. He is Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College. (e) Euan Ashley (52) Non-Executive Director (October 2020*) Committee membership: Chair of the Science Committee and member of the Nomination and Governance Committee. Skills and experience: Euan studied physiology and medicine at Glasgow University, trained as a junior doctor at Oxford University Hospitals NHS Trust, and gained a DPhil in cardiovascular cellular biology and molecular genetics at the University of Oxford. In 2002, Euan moved to Stanford University, where his research focuses on genetic mechanisms of cardiovascular health and disease. His laboratory leverages AI and digital health tools, alongside biotechnology and technology partners, to advance translational and clinical research. Euan’s awards include recognition from the White House for contributions to personalised medicine and the American Heart Association’s Medal of Honor for precision medicine. Other appointments: Euan is Associate Dean and Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University. (f) Deborah DiSanzo (64) Non-Executive Director (December 2017*) Committee membership: Member of the Audit Committee. Skills and experience: Deborah has more than 30 years’ experience in healthcare and technology. She is currently President of Best Buy Health, which provides digital health solutions in active ageing, virtual care and consumer health. Deborah teaches Artificial Intelligence in Health at the Harvard TH Chan School of Public Health. Until December 2018, she served as General Manager of IBM Watson Health. Prior to IBM, Deborah held multiple senior executive positions at Philips Healthcare where she also was Chief Executive Officer. Deborah has been honoured by multiple organisations as a top health influencer. She holds an MBA from Babson College and is a Harvard University Advanced Leadership Initiative 2019 Fellow. Other appointments: Deborah is President of Best Buy Health. * Date of first appointment or election to the Board. 16 Notice of Annual General Meeting 2024 and Shareholders’ Circular Appendix – Directors’ biographies

(k) Nazneen Rahman (57) Non-Executive Director (June 2017*) Committee membership: Chair of the Sustainability Committee and member of the Nomination and Governance Committee, Science Committee and the Remuneration Committee. Skills and experience: Nazneen has significant experience in rare disease and cancer genomics and sustainable healthcare. She qualified in medicine from Oxford University, is an accredited specialist in medical genetics and has a PhD in molecular genetics. Nazneen was Professor of Genetics at the Institute of Cancer Research, Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust, and founder and Director of the TGLclinical Genetic Testing Laboratory until 2018. In 2020, Nazneen founded YewMaker to build science-based sustainable healthcare solutions. Nazneen has a strong commitment to open science and has garnered numerous awards, including a CBE in recognition of her contribution to medical sciences. Other appointments: Nazneen is CEO of YewMaker and Director of the Sustainable Medicines Partnership. (l) Andreas Rummelt (67) Non-Executive Director (August 2021*) Committee membership: Member of the Sustainability Committee. Skills and experience: Andreas joined the Board following the acquisition of Alexion, where he had been a Director since 2010. Previously he was at Novartis Pharma AG. where he served on the Executive Committee from 2006 to 2010. He had been Group Head of Technical Operations and Quality from 2009 until 2010. He was Global CEO of Sandoz, the Generics Division of Novartis from 2004 to 2008, having originally joined in 1985. Andreas earned his PhD in pharmaceutical sciences from the University of Erlangen-Nuremberg and received his executive training in general management and leadership from IMD in Lausanne, INSEAD in Fontainebleau and Harvard Business School. Other appointments: Andreas is Chairman and Partner of InterPharmaLink AG since 2011 and a director of various privately-held biotech and pharmaceutical companies. (m) Marcus Wallenberg (67) Non-Executive Director (April 1999*) Committee membership: Member of the Science Committee and the Sustainability Committee. Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. Other appointments: Marcus is Chair of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB. He is Vice-Chair of Investor AB and Vice-Chair of EQT AB. Marcus is also Chair of the Royal Swedish Academy of Engineering Sciences and a Board member of the Knut and Alice Wallenberg Foundation. (g) Diana Layfield (53) Non-Executive Director (November 2020*) Committee membership: Member of the Science Committee. Skills and experience: Diana has broad global business experience including in the pharmaceutical and biotech sector. She has held senior leadership roles at Standard Chartered Bank, as the CEO of a start-up technology company, and in Healthcare and Life Sciences at McKinsey & Co. Until December 2020, Diana was a Non-Executive Director of Aggreko plc. She has a BA from Oxford University and an MA in Public Administration and International Economics from Harvard University. Other appointments: Diana is General Manager, International Search at Google and was also President, EMEA Partnerships and Vice-President, ‘Next Billion Users’. She is the Chair of British International Investment plc and a Council Member of the London School of Hygiene & Tropical Medicine. (h) Anna Manz (51) Non-Executive Director (September 2023*) Committee membership: Member of the Audit Committee. Skills and experience: Anna joined London Stock Exchange in 2020 as CFO, ahead of its acquisition of Refinitiv. Prior to this, she was an Executive Director and the CFO of Johnson Matthey Plc and, before that, spent 17 years at Diageo plc in a number of senior finance roles. She brings extensive expertise in accounting, corporate finance and M&A, as well as experience of business diversification, transformation and strategy. Anna was previously a Non-Executive Director of ITV plc and served on its Audit Committee and Remuneration Committee during most of that period. Other appointments: Anna will step down from her role at London Stock Exchange in 2024 to join Nestlé S.A. as CFO and a member of Nestlé’s Executive Board. (i) Sheri McCoy (65) Non-Executive Director (October 2017*) Committee membership: Chair of the Remuneration Committee, member of the Audit Committee, the Nomination and Governance Committee and the Sustainability Committee. Skills and experience: Until February 2018, Sheri was CEO and a Director of Avon Products, Inc. and, prior to that, had a 30-year career at Johnson & Johnson (J&J), latterly serving as Vice-Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments. Sheri joined J&J as an R&D scientist and subsequently managed businesses in every major product sector. She holds a BSc in Textile Chemistry from the University of Massachusetts Dartmouth, an MSc in Chemical Engineering from Princeton University and an MBA from Rutgers University. Other appointments: Sheri serves on the boards of Stryker, Kimberly-Clark and Sail Biomedicines. She is also an industrial adviser for EQT, and in connection serves on the boards of Galderma, Parexel and is Chair of Dechra. (j) Tony Mok (63) Non-Executive Director (January 2019*) Committee membership: Member of the Science Committee. Skills and experience: Tony is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His work includes multiple aspects of lung cancer research, including biomarker and molecular targeted therapy in lung cancer. Tony is the Past President of the International Association for the Study of Lung Cancer and a past Board member of the American Society of Clinical Oncology. He has achieved numerous awards including the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, Giant of Cancer Care and the Bronze Bauhinia Star. Other appointments: Tony is Non-Executive Director of HUTCHMED (China) Limited, member of the Scientific Advisory Board of Prenetics Global Limited and serves on the board of Insighta. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 17

Registered office and corporate headquarters AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA UK Tel: +44 (0)20 3749 5000 A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006, is available online at www.astrazeneca.com/noticeofmeeting2024. Investor Relations www.astrazeneca.com/investors irteam@astrazeneca.com Tel (UK): +44 (0)20 3749 5824 Tel (toll free in the US): +1 (866) 381 7277 Ordinary Share Registrar Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA UK Tel (freephone in the UK): +44 (0)800 389 1580 Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden Tel: +46 (0)8 402 9000 ADR Depositary Bank Deutsche Bank Trust Company Americas c/o Equiniti Trust Company, LLC Peck Slip Station PO Box 2050 New York, NY 10272-2050 USA Tel (toll free in the US): +1 (888) 697 8018 Outside the US: +1 (718) 921 8137

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 March, 2024	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary